Exhibit 99.1
VisionChina Media Inc. Announces First Quarter 2011 Results
BEIJING, May 5, 2011 /PRNewswire-Asia/ — VisionChina Media Inc. (“VisionChina Media” or the “Company”) (Nasdaq: VISN), one of China’s largest out-of-home digital television advertising networks on mass transportation systems, today announced its unaudited financial results for the first quarter ended March 31, 2011.
Key Quarterly Financial and Operating Data for the First Quarter of 2011
•	Total revenues in the first quarter of 2011 were $32.5 million.

•	Gross profit in the first quarter of 2011 was $0.2 million.

•	Operating loss in the first quarter of 2011 was $14.3 million.

•	Net loss attributable to VisionChina Media shareholders in the first quarter of 2011 was $13.0 million.

•	Net loss attributable to VisionChina Media shareholders in the first quarter of 2011 excluding share-based compensation expenses and amortization of intangible assets (non-GAAP) was $10.9 million.

•	Basic and diluted net loss per share attributable to VisionChina Media shareholders in the first quarter of 2011 were $0.13 and $0.13, respectively (each ADS representing one common share).

•	The Company had cash and cash equivalents of $107.9 million as of March 31, 2011. Net operating cash outflow was $17.2 million in the first quarter of 2011.

•	Network capacity in the first quarter of 2011, as measured by total broadcasting hours in its network, was 45,878 hours.

•	As of March 31, 2011, the Company’s advertising network covered 21 cities and included 133,792 digital displays on mass transit systems.

•	Average advertising revenue per broadcasting hour in the first quarter of 2011 was $699.

•	The Company sold an average of 7.02 advertising minutes per broadcasting hour in the Company’s network in the first quarter of 2011.
Mr. Limin Li, VisionChina Media’s chairman and chief executive officer, commented, “In the first quarter, we were delighted to see a new revenue stream emerge from new types of internet-based businesses such as social networking, group-buy and video sharing websites. These types of companies promote their brands and products aggressively and VisionChina Media has begun to benefit from their increased advertising spending. Furthermore, VisionChina Media is engaging in closer cooperation with China’s leading satellite TV stations to further leverage their highly-rated programming and improve the commuting viewer experience while increasing our utilization. Our management team has focused on a continual effort to control media costs across our network. We have been pleased to see those efforts paying off and are confident that this year’s annual media cost targets will be met. We welcome these developments as well as the growth in more authoritative third party research seen recently that highlights the effectiveness and reach of our platform and thereby enhances our growth prospects
He continued, “Our network continues to take shape as demonstrated by the signing of several new contracts that solidify our strength in Tier 1 cities and further expand our undisputed leading market share in China’s subway digital mobile television market.”
Stanley Wang, VisionChina Media’s vice president of finance added, “We are pleased to see strong year-over-year revenue growth as a result of increased recognition of our platform and increased spending by our advertising customers along with a positive trend in our gross profit due to stringent cost control measures. While our sequential comparison demonstrates seasonal weakness, we are optimistic that we will see a strong rebound in the second quarter and our results thus far in the second quarter of 2011 are in line with our historical trends. An improving revenue picture, combined with our continuous cost reduction efforts, should allow for even greater enhancement of our bottom line as we move towards the second half of 2011.”
First Quarter 2011 Results
VisionChina Media’s total revenues were $32.5 million in the first quarter of 2011, an increase of 39.1% from $23.4 million in the first quarter of 2010 and a decrease of 27.5% from $44.9 million in the fourth quarter of 2010. The quarter-over-quarter decrease is primarily the result of expected seasonality.
Total broadcasting hours in the Company’s network in the first quarter of 2011 were 45,878 hours, compared to 47,400 hours in the first quarter of 2010 and 50,019 hours in the fourth quarter of 2010. The decrease in total broadcasting hours is primarily due to our termination of one exclusive agency agreement and our decision to not renew another exclusive agency agreement. Both agreements were unfavorable to the Company’s profitability. Average advertising revenue per broadcasting hour was $699 in the first quarter of 2011, compared to $472 per broadcasting hour in the first quarter of 2010 and $859 per broadcasting hour in the fourth quarter of 2010.
In the first quarter of 2011, the Company sold a total of 321,849 advertising minutes in its network, compared to 237,563 advertising minutes in the first quarter of 2010 and 443,442 advertising minutes in the fourth quarter of 2010. The Company sold an average of 7.02 advertising minutes per broadcasting hour in the first quarter of 2011, compared to 5.01 advertising minutes per broadcasting hour in the first quarter of 2010 and 8.87 advertising minutes per broadcasting hour in the fourth quarter of 2010. Average advertising minutes sold per broadcast hour in the first quarter of 2011 also exceeded the 6.75 advertising minutes sold per broadcasting hour on average for the full year 2010, reflecting the sales force’s continued focus on driving utilization.
During the first quarter of 2011, 333 advertisers purchased advertising time on the Company’s advertising network, either directly or through advertising agents, compared to 419 advertisers in the first quarter of 2010 and 736 advertisers in the fourth quarter of 2010.
Media cost, the most significant component of advertising service costs, was $26.3 million in the first quarter of 2011, representing 81.5% of total advertising service costs, compared to $22.8 million, or 81.8% of total advertising service costs in the first quarter of 2010 and $26.5 million, or 79.7% of total advertising service costs in the fourth quarter of 2010.
Gross profit in the first quarter of 2011 was $0.2 million, compared to gross loss of $4.5 million in the first quarter of 2010 and gross profit of $11.6 million in the fourth quarter of 2010. Advertising service gross margin was 0.7% in the first quarter of 2011, compared to negative 19.4% in the first quarter of 2010 and positive 25.9% in the fourth quarter of 2010.
Selling and marketing expenses were $9.9 million in the first quarter of 2011, an increase of 65.2% from $6.0 million in the first quarter of 2010 and an increase of 9.9% from $9.0 million in the fourth quarter of 2010. Selling and marketing expenses represented 30.5% of the Company’s advertising service revenue in the first quarter of 2011 compared to 25.7% in the first quarter of 2010 and 20.1% in the fourth quarter of 2010.
General and administrative expenses were $2.4 million in the first quarter of 2011, an increase of 18.2% from $2.0 million in the first quarter of 2010 and an increase of 5.1% from $2.3 million in the fourth quarter of 2010.
Other operating expense was $2.1 million in the first quarter of 2011, representing a one-off penalty payment for the termination of an exclusive advertising agency agreement that was unfavorable to the Company’s profitability. The Company believes that the benefit of the termination outweighed the negative effect of staying in this agreement. There was no such expense in the first quarter of 2010 or in the fourth quarter of 2010.
Loss from equity method investments amounted to $0.09 million in the first quarter of 2011, compared to income of $0.03 million in the first quarter of 2010 and loss of $0.07 million in the fourth quarter of 2010.
Operating loss was $14.3 million in the first quarter of 2011, compared to an operating loss of $12.5 million in the first quarter of 2010 and an operating loss of $56.3 million in the fourth quarter of 2010.
The Company recorded net interest expense of $0.8 million in the first quarter of 2011, compared to net interest income of $0.8 million in the first quarter of 2010 and net interest expense of $0.7 million in the fourth quarter of 2010.
The Company recorded income tax benefits of $2.2 million in the first quarter of 2011.
Net loss attributable to VisionChina Media shareholders was $13.0 million in the first quarter of 2011, compared to net loss of $11.6 million in the first quarter of 2010 and net loss of $44.7 million in the fourth quarter of 2010. Basic and diluted net loss per share (GAAP) were both $0.13 in the first quarter of 2011.
Net loss attributable to VisionChina Media shareholders, excluding share-based compensation expenses, amortization of intangible assets, impairment loss and income tax credit in connection with the impairment loss (non-GAAP), was $10.9 million in the first quarter of 2011, compared to non-GAAP net loss of $8.1 million in the first quarter of 2010 and non-GAAP net income of $4.5 million in the fourth quarter of 2010.
As of March 31, 2011, the Company had 133,792 digital television displays in its network, compared to 123,592 as of March 31, 2010 and 137,395 as of December 31, 2010.
As of March 31, 2011, the Company had 839 employees, compared to 808 employees as of March 31, 2010 and 867 employees as of December 31, 2010.
As of March 31, 2011, the Company had cash and cash equivalents of $107.9 million, an increase of $40.7 million from $67.2 million as of December 31, 2010. The Company’s net cash used in operating activities was $17.2 million in the first quarter of 2011.
Depreciation and amortization was $2.9 million and capital expenditures were $0.3 million in the first quarter of 2011.
Recent Developments
Focus Media Holding Limited’s Investment in VisionChina Media
On January 13, 2011, the Company and Focus Media Holding Limited (“Focus Media”), China’s largest lifestyle community digital out-of-home media company, announced the closing of the share issuance transaction in which Focus Media, JJ Media Investment Holding Limited, an entity owned by Jason Nanchun Jiang, chairman and chief executive officer of Focus Media and one of Focus Media’s largest shareholders, and Front Lead Investments Limited, an entity beneficially owned by Limin Li, chief executive officer and the largest shareholder of VisionChina Media, acquired 15,331,305, 1,022,087 and 1,022,087 newly issued common shares of VisionChina Media, respectively, each at a price of US$3.979 per share, equivalent to US$3.979 per ADS. The aggregate proceeds from issuance of these shares are approximately $69.1 million. As of the date of this release, the Company has received the proceeds in full.

Recent Media Contract Renewal and New Contract Win
The Company renewed its exclusive agency agreement to operate its digital mobile television advertising network on Guangzhou subway for the next five years. The new five-year contract in Guangzhou subway was effective May 1, 2011, and grants VisionChina Media the exclusive right to operate its digital mobile television advertising network on the five existing subway lines and new extensions of those lines, as well as on three new subway lines in Guangzhou. With this contract in place, VisionChina Media operates on no less than 10,025 digital mobile television screens on all eight subway lines in Guangzhou.
The Company has also renewed its exclusive agency agreement that grants VisionChina Media the exclusive right to operate its digital mobile television advertising on Shenyang’s bus network for the next three years. This contract went into effect April 1, 2011.
Furthermore, the Company has signed a contract to add three new subway lines to its existing subway network in Shenzhen for the next five years. The five-year contract will be effective July 1, 2011 and grants VisionChina Media the exclusive right to operate digital mobile television advertising on no less than 5,416 screens on these three new subway lines.
Business Outlook
The Company estimates total revenues, which consist of advertising service revenue only, in the second quarter of 2011 to be between $44.7 million and $46.2 million. Second quarter 2011 net income attributable to VisionChina Media shareholders excluding share-based compensation expenses and amortization of intangible assets (non-GAAP) is estimated to be between $0.5 million and $2.0 million.
These estimates are based on an exchange rate of RMB6.5501 per $1.00.
The Company noted that its guidance is based on its current network of 21 cities that, as of the date of this press release, has already been secured by contracts. If the Company’s network expands to additional cities, either organically or through acquisitions, management’s forecast could be affected.
Conference Call
VisionChina Media’s management will hold an earnings conference call at 8:00 PM U.S. Eastern Time on May 5, 2011 (8:00 AM Beijing/Hong Kong Time on May 6, 2011).
Dial-in details for the earnings conference call are as follows:

U.S. Toll Free:	+1-866-271-5140
Hong Kong:	+852-3002-1672
International:	+1-617-213-8893
Passcode for all regions:	VisionChina Earnings Call
A replay of the conference call may be accessed by phone at the following numbers until June 5, 2011.

U.S. Toll Free:	+1-888-286-8010
International:	+1-617-801-6888
Passcode:	35282159
Additionally, a live and archived webcast of this conference call will be available on the Investor Relations section of VisionChina Media’s website at http://www.visionchina.cn/.

About VisionChina Media Inc.
VisionChina Media Inc. (Nasdaq: VISN) operates an out-of-home advertising network on mass transportation systems, including buses and subways. As of March 31, 2011, VisionChina Media’s advertising network included 133,792 digital television displays on mass transportation systems in 21 of China’s economically prosperous cities, including Beijing, Shanghai, Guangzhou and Shenzhen. VisionChina Media has the ability to deliver real-time, location-specific broadcasting, including news, stock quotes, weather and traffic reports, and other entertainment programming. For more information, please visit http://www.visionchina.cn.
Use of Non-GAAP Financial Measures
In addition to VisionChina Media’s consolidated financial results under GAAP, the Company also provides non-GAAP financial measures, including non-GAAP net income (loss) excluding non-cash share-based compensation, amortization of intangible assets, and/or impairment loss and income tax credit in connection with the impairment loss. The Company believes that the non-GAAP financial measures provide investors with another method for assessing VisionChina Media’s operating results in a manner that is focused on the performance of its ongoing operations. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of VisionChina Media’s liquidity and when planning and forecasting future periods. The Company computes its non-GAAP financial measures using the same consistent method from quarter to quarter.
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1 and its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.
For investor and media inquiries, please contact:
In China:
Mr. Colin Wang
Investor Relations Director
VisionChina Media Inc.
Tel: +86-135-1001-0107
Email: colin.wang@visionchina.cn
Mrs. Helen Plummer
Investor Relations Adviser
VisionChina Media Inc.
Tel: +86-139-1167-2124
Email: helen.plummer@visionchina.cn
In the United States:
Ms. Jessica Barist Cohen
Ogilvy Financial, New York
Tel: +1-646-460-9989
E-mail: jessica.cohen@ogilvypr.com

VISIONCHINA MEDIA INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in U.S. dollars)

	March 31, 2011	December 31, 2010
	(Unaudited)	(Unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	107,896,558	67,211,336
Restricted cash	47,953,466	70,061,961
Accounts receivable, net	51,771,742	51,084,505
Amounts due from related parties	2,773,300	3,177,665
Prepaid expenses and other current assets	36,796,183	32,031,943

Total current assets	247,191,249	223,567,410
Non-current Assets:
Restricted cash	305,339	302,489
Fixed assets, net	13,887,154	14,307,881
Investments under equity method	6,590,902	6,618,828
Other investments	2,776,789	2,750,876
Long-term prepayments and deposits	11,544,282	13,778,574
Deferred tax assets	4,928,860	3,120,980
Intangible assets	42,524,566	43,941,934
Goodwill	135,838,597	134,570,979

Total non-current assets	218,396,489	219,392,541

TOTAL ASSETS	465,587,738	442,959,951

LIABILITIES AND EQUITY
Current Liabilities:
Short-term bank loans	101,867,770	121,697,898
Accounts payable	9,913,178	13,242,872
Amounts due to related parties	1,866,943	1,752,061
Consideration payable	65,907,975	36,425,532
Income tax payable	447,527	443,350
Accrued expenses and other current liabilities	12,464,810	11,953,226

Total current liabilities	192,468,203	185,514,939
Non-current Liabilities:
Consideration payable	—	29,631,318
Deferred tax liabilities	10,545,266	10,896,392
Other non-current liabilities	1,680,450	1,664,768

Total non-current liabilities	12,225,716	42,192,478

Total liabilities	204,693,919	227,707,417

Commitments and contingency

Equity:
Common shares	10,145	8,405
Common shares to be issued	85	85
Additional paid-in capital	343,387,809	273,934,960
Subscription receivable	(13,827,406)	—
Accumulated deficit	(94,193,051)	(81,225,923)
Accumulated other comprehensive income	25,031,573	22,067,477

Total VisionChina Media Inc. shareholders’ equity	260,409,155	214,785,004
Noncontrolling interest	484,664	467,530

Total equity	260,893,819	215,252,534

TOTAL LIABILITIES AND EQUITY	465,587,738	442,959,951

VISIONCHINA MEDIA INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousand U.S. Dollars, except number of shares and per share data)

	For three months ended
	March 31,	December 31,	March 31,
	2011	2010	2010
	(Unaudited)	(Unaudited)	(Unaudited)

Revenues:
Advertising service revenue	32,548	44,908	23,396

Total revenues	32,548	44,908	23,396
Cost of revenues:
Advertising service cost	(32,325)	(33,279)	(27,939)
Total cost of revenues	(32,325)	(33,279)	(27,939)

Gross profit (loss)	223	11,629	(4,543)
Operating expenses:
Selling and marketing expenses	(9,937)	(9,043)	(6,014)
General and administrative expenses	(2,380)	(2,264)	(2,013)
Other opearting expense	(2,141)	—	—
Impairment loss	—	(56,595)	—

Total operating expenses	(14,458)	(67,902)	(8,027)
(Loss) income from equity method investees	(90)	(72)	31

Operating loss	(14,325)	(56,345)	(12,539)
Interest income	442	485	556
Interest expense	(1,262)	(1,194)	(1,363)
Other (expenses) income	(30)	144	7

Net loss before income taxes	(15,175)	(56,910)	(13,339)
Income tax benefits	2,225	12,282	1,734

Net loss	(12,950)	(44,628)	(11,605)
Net income attributable to noncontrolling interest	(17)	(75)	(1)

Net loss attributable to VisionChina Media Inc. shareholders	(12,967)	(44,703)	(11,606)

Net loss per share:
Basic	(0.13)	(0.53)	(0.14)
Diluted	(0.13)	(0.53)	(0.14)

Weighted average number of shares used in computation of net loss per share:
Basic	102,285,174	84,831,021	80,544,635
Diluted	102,285,174	84,831,021	80,544,635

Share-based compensation expenses during the related periods included in:
Cost of revenues	(22)	(24)	(26)
Selling and marketing expenses	(124)	(98)	(154)
General and administrative expenses	(94)	(96)	(121)

Total	(240)	(218)	(301)

Reconciliation from GAAP net loss attributable to VisionChina Media Inc. shareholders to Adjusted Non-GAAP net (loss) income attributable to VisionChina Media Inc. shareholders:
Net loss attributable to VisionChina Media Inc. shareholders (GAAP)	(12,967)	(44,703)	(11,606)
Add back share-based compensation expenses	240	218	301
Add back amortization of intangible assets	1,825	2,803	3,251
Add back impairment loss of goodwill and intangible assets	—	56,595	—
Subtract tax credit in connection to impairment of intangible assets	—	(10,410)	—

Net (loss) income attributable to VisionChina Media Inc. shareholders (Non-GAAP)	(10,902)	4,503	(8,054)